UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)

ASCENDIS PHARMA A/S

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

04351P101
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
OrbiMed Capital LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04351P101
1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,633,373
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,633,373
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,633,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.91%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

______________
* This percentage is calculated based upon 46,302,115 of the Issuer’s Ordinary Shares outstanding (including any such Ordinary Shares represented by ADSs (as defined below)), as set forth in the Issuer’s Form 424(b)(5) filed with the SEC (as defined below) on March 6, 2019.

SCHEDULE 13D

CUSIP No. 04351P101
1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,572,373
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,572,373
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,572,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.72%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

______________
* This percentage is calculated based upon 46,302,115 of the Issuer’s Ordinary Shares outstanding (including any such Ordinary Shares represented by ADSs (as defined below)), as set forth in the Issuer’s Form 424(b)(5) filed with the SEC (as defined below) on March 6, 2019.

SCHEDULE 13D

CUSIP No. 04351P101
1		NAME OF REPORTING PERSONS OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 636,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.37%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

______________
* This percentage is calculated based upon 46,302,115 of the Issuer’s Ordinary Shares outstanding (including any such Ordinary Shares represented by ADSs (as defined below)), as set forth in the Issuer’s Form 424(b)(5) filed with the SEC (as defined below) on March 6, 2019.

Item 1.	Security and Issuer

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and OrbiMed Capital LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2015 with Samuel D. Isaly as an additional reporting person, and amended by Amendment No. 1 thereto filed with the SEC on November 20, 2015, Amendment No. 2 thereto filed with the SEC on June 7, 2016, Amendment No. 3 thereto filed with the SEC on June 9, 2016, Amendment No. 4 thereto filed with the SEC on June 17, 2016, Amendment No. 5 thereto filed with the SEC on June 21, 2016, Amendment No. 6 thereto filed with the SEC on June 30, 2016, Amendment No. 7 thereto filed with the SEC on October 24, 2016, Amendment No. 8 thereto filed with the SEC on June 21, 2017, Amendment No. 9 thereto filed with the SEC on January 29, 2018, and Amendment No. 10 thereto filed on June 15, 2018. The Statement relates to the Ordinary Shares (the “Ordinary Shares”) of Ascendis Pharma A/S (the “Issuer”). Certain Ordinary Shares are represented by American Depositary Shares (“ADS”), with each ADS representing one Ordinary Share. The ADSs are listed on the NASDAQ Global Select Market under the ticker symbol “ASND”. The Issuer’s principal offices are located at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On March 8, 2019, the Issuer closed a direct registered offering announced on March 4, 2019 (the “Offering”).  The Issuer issued in the Offering a total of 4,166,667 ADSs at a purchase price of $120.00 per share with net proceeds of approximately $500,000,040 (the “Share Issuance”).  As a result of the Share Issuance, the percentage of outstanding Ordinary Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Ordinary Shares outstanding since the filing of Amendment No. 10 to the Statement.

Item 2.	Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital LLC (“Capital”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Investment Advisers Act”), is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”).  OPI V holds Ordinary Shares represented by ADSs, as described herein.  Advisors is the investment advisor to OrbiMed Global Healthcare Master Fund, L.P. (“OGH”).  OGH holds Ordinary Shares represented by ADSs, as described herein. Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Capital, a registered investment adviser under the Investment Advisers Act, acts as the investment advisor to OrbiMed Partners Master Fund Limited, a Bermuda exempted company (“OrbiMed Master Fund”), which holds Ordinary Shares, which are represented by ADSs, as described herein.  Capital is the portfolio manager to The Worldwide Healthcare Trust Plc (“WWH”) which holds Ordinary Shares represented by ADSs, as described herein. Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors, GP V and Capital are set forth on Schedules I, II and III, attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I, II or III have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

This Amendment No. 11 to the Statement relates to the transactions by the Reporting Persons more fully described in Item 5 below. The Ordinary Shares initially had been acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s common stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the common stock or otherwise, they may acquire Ordinary Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Ordinary Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following assumes that there are 46,302,115 Ordinary Shares outstanding (including any such Ordinary Shares represented by ADSs), as set forth in the Issuer’s Form 424(b)(5) filed with the SEC on March 6, 2019.

As of the date of this filing, OPI V holds 3,572,373 Ordinary Shares represented by ADSs, constituting approximately 7.72% of the issued and outstanding Ordinary Shares. Advisors, pursuant to its authority as the sole managing member of GP V, the sole general partner of OPI V, may be deemed to indirectly beneficially own the Ordinary Shares held by OPI V. GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the Ordinary Shares held by OPI V. As a result, Advisors and GP V share the power to direct the vote and to direct the disposition of the Ordinary Shares described in Item 6 below.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Ordinary Shares held by OPI V.

As of the date of this filing, OGH holds 61,000 Ordinary Shares represented by ADSs, constituting approximately 0.13% of the issued and outstanding Ordinary Shares. Advisors, pursuant to its authority as the sole investment advisor of OGH may be deemed to indirectly beneficially own the Ordinary Shares held by OGH. As a result, Advisors and OGH share the power to direct the vote and to direct the disposition of the Ordinary Shares described in Item 6 below. Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Ordinary Shares held by OGH.

As of the date of this filing, OrbiMed Master Fund, a limited partnership organized under the laws of Delaware, holds 515,000 Ordinary Shares which are represented by ADSs, constituting approximately 1.11% of the issued and outstanding Ordinary Shares.  Capital, pursuant to its authority as the investment advisor to OrbiMed Master Fund, may be deemed to indirectly beneficially own the Ordinary Shares held by OrbiMed Master Fund. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Ordinary Shares held by OrbiMed Master Fund.

As of the date of this filing, WWH, a publicly-listed investment trust organized under the laws of England, holds 121,500 Ordinary Shares which are represented by ADSs, constituting approximately 0.26% of the issued and outstanding Ordinary Shares. Capital, pursuant to its authority as portfolio manager of WWH, may be deemed to indirectly beneficially own the Ordinary Shares held by WWH. Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Ordinary Shares represented by ADSs held by WWH.

(c)

Purchaser	Date of Transaction	Transaction	Number of Shares	Price Per Share*
WWH	January 30, 2019	Purchased	3,860	$69.88
OGH	January 30, 2019	Purchased	1,945	$69.88
WWH	January 30, 2019	Purchased	84,322	$71.97
OGH	January 30, 2019	Purchased	42,478	$71.97
WWH	January 31, 2019	Purchased	19,799	$72.39
OGH	January 31, 2019	Purchased	9,974	$72.39
WWH	January 31, 2019	Purchased	13,381	$73.09
OGH	January 31, 2019	Purchased	6,741	$73.09

* The Price Per Share reported above is a weighted average price. The Ordinary Shares were purchased in multiple transactions at prices ranging from:  $69.86 to $69.92 (January 30, 2019); $71.38 to $72.10 (January 30, 2019); $72.39 to $72.77 (January 31, 2019); and $72.79 to $73.11 (January 31, 2019). Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Ordinary Shares purchased at each separate price within the ranges set forth above.

Except as disclosed above the Reporting Persons have not effected any transactions in the Ordinary Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships among the Reporting Persons described in Items 2 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V.  The number of outstanding Ordinary Shares held by OPI V is 3,572,373 Ordinary Shares represented by ADSs. Advisors and GP V may each be considered to hold indirectly such 3,572,373 Ordinary Shares represented by ADSs.  Advisors is the investment advisor to OGH and may be deemed to have voting and investment power over the securities held by OGH. The number of outstanding Ordinary Shares held by OGH is 61,000 Ordinary Shares represented by ADSs. Advisors may be considered to indirectly beneficially own such 61,000 Ordinary Shares represented by ADSs.

Capital is the Investment Advisor to OrbiMed Master Fund.  Capital may be deemed to have voting and investment power over the securities held by OrbiMed Master Fund. Such authority includes the power of Capital to vote and otherwise dispose of securities held by OrbiMed Master Fund.  The number of outstanding Ordinary Shares held by OrbiMed Master Fund is 515,000 Ordinary Shares represented by ADSs.  Capital, as the sole Investment Advisor to OrbiMed Master Fund, may also be considered to hold indirectly 515,000 Ordinary Shares represented by ADSs.  Capital is the portfolio manager to WWH.  Capital may be deemed to have voting and investment power over the securities held by WWH. Such authority includes the power of Capital to vote and otherwise dispose of securities held by WWH.  The number of outstanding Ordinary Shares held by WWH is 61,000 Ordinary Shares represented by ADSs.  Capital, as the sole Investment Advisor to OrbiMed Master Fund, may also be considered to indirectly beneficially own 61,000 Ordinary Shares represented by ADSs.

Registration Rights Agreement

OPI V and certain other stockholders of the Issuer entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), dated as of November 24, 2014. Pursuant to the Registration Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time when the Issuer is eligible to use a Form F-3 registration statement, the holders of at least 25% of the shares covered by the Registration Rights Agreement or their transferees, can request that the Issuer register all or a portion of their shares on Form F-3. Such request for registration must cover a number of shares with an anticipated aggregate offering price, net of selling expenses, of at least $5.0 million. The Issuer will not be required to effect a demand registration during the period that is 30 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, a company-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective. In addition, the Issuer will not be required to effect a demand registration if it has effected two such demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

The Registration Rights Agreement further provides that, in the event that the Issuer determines to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the stockholders who are party to the Registration Rights Agreement, including OPI V, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. These rights do not apply with respect to a registration related to employee benefit plans, corporate reorganizations or certain other transactions described in Rule 145 under the Securities Act or a registration in which the only Ordinary Shares being registered are Ordinary Shares issuable upon conversion of debt securities that are also being registered.

Expenses of Registration

The Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registration rights described above.

Indemnification

The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights.

OPI V’s demand and piggyback registration rights described above generally will terminate upon the earlier of: (i) the date five years following the Issuer’s initial public offering; (ii) the closing of a Change in Control, as defined in the Registration Rights Agreement; or (iii) such time as all of the Registrable Securities (as defined in the Registration Rights Agreement) of the Issuer held by OPI V may be sold without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Amendment No. 10, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, and OrbiMed Capital GP V LLC.
2.
Registration Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of November 24, 2014 (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-201050), filed with the SEC on December 18, 2014).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2019
OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Capital LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule III

The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Capital LLC.
2.
Registration Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of November 24, 2014 (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-201050), filed with the SEC on December 18, 2014).